                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

                        Rule 13e-3 Transaction Statement
          (Under Section 13(e) of the Securities Exchange Act of 1934)

                             PETROGLYPH ENERGY, INC
           ---------------------------------------------------------
                              (Name of the Issuer)

               Petroglyph Energy, Inc.; III Exploration Company;
            Intermountain Industries, Inc.; Century Partners--Idaho
                       Limited Partnership; Richard Hokin
           ---------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                    Common Stock, par value $0.01 per share
           ---------------------------------------------------------
                         (Title of Class of Securities)

                                   71649C101
           ---------------------------------------------------------
                     (CUSIP Number of Class of Securities)

                               Robert C. Murdock
                             Petroglyph Energy Inc.
                                1302 North Grand
                            Hutchinson, Kansas 67501
                                 (316) 665-8500
           ---------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                    To Receive Notices and Communications on
                   Behalf of the Person(s) Filing Statement)

                                   Copies to:

                                 Craig N. Adams
                            Thompson & Knight L.L.P.
                         1700 Pacific Avenue, Ste. 3300
                              Dallas, Texas 75201
                                 (214) 969-1700

                                 Roger D. Blanc
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

This statement is filed in connection with (check the appropriate box):

a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ]   A tender offer.

d. [ ]   None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]


                               Page 1 of 9 Pages

                           Calculation of Filing Fee

-------------------------------------------------------------------------------

     Transaction Valuation*                         Amount of Filing Fee
         $7,709,081.85                                     $1,542

-------------------------------------------------------------------------------


                  * For purposes of calculating the filing fee only. This calculation assumes the purchase of 2,709,941 shares of common stock of Petroglyph Energy, Inc. at $2.85 per share in cash. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the maximum number of shares proposed to be purchased as described in the Proxy Statement.

                  [X] Check box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

                  Amount Previously Paid:         $1,542
                  Form or Registration No.:       Schedule 14A
                  Filing Party:                   Petroglyph Energy, Inc.


                               Page 2 of 9 Pages

                                  INTRODUCTION

                  This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and relates to the Agreement and Plan of Merger (as amended on August 28, 2000, the "Merger Agreement"), dated as of June 20, 2000, by and between Petroglyph Energy, Inc., a Delaware corporation (the "Company"), and III Exploration company, an Idaho corporation ("IIIX"). Pursuant to the Merger Agreement, IIIX will organize an entity for the sole purpose of consummating the merger that will merge with and into the Company, with the Company being the surviving corporation (the "Merger").

                  This Schedule 13E-3 is being jointly filed by (i) the Company (the issuer of the class of equity securities that is the subject of the transaction); (ii) IIIX; (iii) Intermountain Industries, Inc.
("Intermountain"), an Idaho corporation that owns all of the issued and outstanding common stock of IIIX; (iv) Century Partners--Idaho Limited Partnership ("Century"), an Idaho limited partnership that owns approximately 73% of the issued and outstanding common stock of Intermountain; and (v) Mr. Richard Hokin, the sole general partner of Century and the Chairman of IIIX and Intermountain.

                  Concurrently with the filing of this Schedule 13E-3, the Company is filing with the Securities and Exchange Commission a proxy statement (the "Proxy Statement") under Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), relating to the special meeting of stockholders of the Company at which the stockholders of the Company will consider and vote upon a proposal to approve and adopt the Merger Agreement and the merger transaction contemplated thereby. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

                  The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this
Schedule 13E-3 shall have the meanings given to them in the Proxy Statement.

                  The information contained in this Schedule 13E-3 and/or Proxy Statement concerning the Company was supplied by the Company and none of the other filing persons takes responsibility for the accuracy of such information. Similarly, the information contained in this Schedule 13E-3 and/or the Proxy Statement concerning each filing person other than the Company was supplied by each such filing person and no other filing person, including the Company, takes responsibility for the accuracy of any information not supplied by such filing person.


                               Page 3 of 9 Pages

ITEM 1. SUMMARY TERM SHEET.

         Item 1001

                  The information contained in the section of the Proxy Statement entitled "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

         Item 1002

         (a) The information contained in the section of the Proxy Statement entitled "Summary--The Companies" is incorporated herein by reference.

         (b) The information contained in the section of the Proxy Statement entitled "The Special Meeting--Record Date and Voting" is incorporated herein by reference.

         (c) The information contained in the section of the Proxy Statement entitled "Common Stock Market Price and Dividend Information" is incorporated herein by reference.

         (d) The information contained in the section of the Proxy Statement entitled "Common Stock Market Price and Dividend Information" is incorporated herein by reference.

         (e) The information contained in the section of the Proxy Statement entitled "Petroglyph--Business" is incorporated herein by reference.

         (f) The information contained in the section of the Proxy Statement entitled "Common Stock Purchase Information" is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         Item 1003

         (a) The information contained in the sections of the Proxy Statement entitled "Summary--The Companies" and "III Exploration" is incorporated herein by reference.

         (b) The information contained in the sections of the Proxy Statement entitled "Summary--The Companies" and "III Exploration" is incorporated herein by reference.

         (c) The information contained in the section of the Proxy Statement entitled "Current Management of III Exploration" is incorporated herein by reference. Unless otherwise disclosed in the Proxy Statement, none of the persons specified in Item 1003(c) of Regulation M-A have been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). Unless otherwise disclosed in the Proxy Statement, none of the persons specified in Item 1003(c) was a party to any judicial or administrative proceeding during the past five years (except maters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person

                               Page 4 of 9 Pages
from future violations of or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4. TERMS OF THE TRANSACTION.

         Item 1004

                  (a)(1) Not applicable.

                  (a)(2) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet", "Summary," "Special Factors" and "The Merger Agreement" is incorporated herein by reference.

                  (b) (b)(1) (c) The information contained in the section of the Proxy Statement entitled "Conflicts of Interest" is incorporated herein by reference.

                  (d) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet; and "Rights of Dissenting Stockholders" and in Appendix C to the Proxy statement, Section 262 of the Delaware General Corporation Law, is incorporated herein by reference.

                  (e) Not applicable.

                  (f) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Item 1005

                  (a) The information contained in the sections of the Proxy Statement entitled "Conflicts of Interest", "Certain Existing Relationships" and "Common Stock Purchase Information" is incorporated herein by reference.

                  (b) The information contained in the sections of the Proxy Statement entitled "Certain Existing Relationships" and "Common Stock Purchase Information" is incorporated herein by reference.

                  (c) The information contained in the sections of the Proxy Statement entitled "Special Factors--Background of the Merger" is incorporated herein by reference.

                  (e) The information contained in the sections of the Proxy Statement entitled "Conflicts of Interest" and "Certain Existing Relationships" is incorporated herein by reference.


                               Page 5 of 9 Pages

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Item 1006

                  (b) The information contained in the section of the Proxy Statement entitled "Plans for Petroglyph After the Merger" is incorporated herein by reference.

                  (c) The information contained in the sections of the Proxy Statement entitled "Special Factors--Purposes and Reasons for the Merger" and "Plans for Petroglyph After the Merger" is incorporated herein by reference.

ITEM 7. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Item 1013

                  (a) - (d) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet", "Special Factors", "Plans for Petroglyph After the Merger" and "The Merger--Treatment of Stock Options" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

         Item 1014

                  (a) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet", "Summary--Recommendation of the Special Committee and the Board of Directors" and "Special
Factors--Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

                  (b) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet", "Summary--Recommendation of the Special Committee and the Board of Directors" and "Special
Factors--Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

                  (c) The information contained in the sections of the Proxy Statement entitled "The Special Meeting--Vote Required" and "Special Factors--Purposes and Reasons for the Merger and Alternatives to the Merger; Effects of the Merger" is incorporated herein by reference.

                  (d) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet", "Special Factors--Background of the Merger" and "Special Factors--Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

                  (e) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet", "Summary--Recommendation of the Special Committee and the Board of Directors" and "Special
Factors--Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger" is incorporated herein by reference.


                               Page 6 of 9 Pages

                  (f) Not applicable.

ITEM 9. REPORTS, OPINIONS APPRAISALS AND NEGOTIATIONS

         Item 1015

                  (a)-(c) The information contained in the sections of the Proxy Statement entitled "Summary--Recommendation of Prudential Securities" and "Special Factors--Opinion of Financial Advisor to the Special Committee" and in Annex B to the Proxy Statement is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OF OTHER CONSIDERATION

         Item 1007

                  (a), (b) The information contained in the section of the Proxy Statement entitled "III Exploration--Financing; Source of Funds" is incorporated herein by reference.

                  (c) The information contained in the sections of the Proxy Statement entitled "III Exploration--Fees and Expenses" and "The Merger Agreement--Expenses" is incorporated herein by reference.

                  (d) Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Item 1008

                  (a) The information contained in the section of the Proxy Statement entitled "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

                  (b) The information contained in the sections of the Proxy Statement entitled "Common Stock Purchase Information" and "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

         Item 1012

                  (d) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet", "Summary--Stockholder Vote Required to Approve the Merger Agreement and the Merger" and "The Special Meeting--Vote Required" is incorporated herein by reference.

                  (e) The information contained in the sections of the Proxy Statement entitled "Summary Term Sheet", "Summary--Recommendation of the Special Committee and the Board of Directors" and "Special
Factors--Recommendation of the Special Committee and the Board of Directors; Fairness of the Merger" is incorporated herein by reference.

                               Page 7 of 9 Pages

ITEM 13. FINANCIAL STATEMENTS

         Item 1010

                  (a) The information contained in the section of the Proxy Statement entitled "Financial Statements" is incorporated herein by reference.

                  (b) Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         Item 1009

                  (a), (b) Not applicable.

ITEM 15. ADDITIONAL INFORMATION.

         Item 1011

                  (b) The information contained in the Proxy Statement, including all appendices thereto, in incorporated herein by reference.

ITEM 16. EXHIBITS.

         Item 1016

                  (a)(1) Preliminary Proxy Statement filed with the Securities and Exchange Commission on September 1, 2000.

                  (a)(2) Form of Proxy Card, filed with the Securities and Exchange Commission with the Proxy Statement.

                  (a)(3) Press Release dated June 20, 2000.**

                  (b) None

                  (c)(1) Opinion of Prudential Securities, Inc. attached as Annex B to the Proxy Statement.***

                  (c)(2) Presentation materials, dated June 19, 2000, prepared by Prudential Securities, Inc.*

                  (d)(1) Agreement and Plan of Merger, dated as of June 20, 2000, between Petroglyph Energy, Inc. and III Exploration Company, attached as Annex A to the Proxy Statement.***

                  (d)(2) First Amendment to Agreement and Plan of Merger, dated as of August 25, 2000, between Petroglyph Energy, Inc. and III Exploration Company, attached as Annex A to the Proxy Statement.***


                               Page 8 of 9 Pages

                  (f) Section 262 of the Delaware General Corporation Law, attached as Annex C to the Proxy Statement.***

                  (g) None.

*        To be filed by amendment.

** Incorporated by reference to the Current Report on Form 8-K of Petroglyph Energy, Inc., filed with the Securities and Exchange Commission on June 22, 2000.

*** Incorporated by reference to the Proxy Statement filed by Petroglyph Energy, Inc. on August 31, 2000.

                  After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: September 1, 2000

                               PETROGLYPH ENERGY, INC.


                               By: /s/ ROBERT C. MURDOCK
                                  ---------------------------------------
                                  Name: Robert C. Murdock
                                  Title: President


                               III EXPLORATION COMPANY.


                               By: /s/ JEFFREY K. LEBENS
                                  ---------------------------------------
                                  Name:  Jeffrey K. Lebens
                                  Title:  Treasurer


                               INTERMOUNTAIN INDUSTRIES, INC..


                               By:  /s/ WILLIAM C. GLYNN
                                  ---------------------------------------
                                  Name:  William C. Glynn
                                  Title:  President


                               CENTURY PARTNERS-- IDAHO LIMITED PARTNERSHIP.


                               By: /s/ RICHARD HOKIN
                                  ---------------------------------------
                                  Name:  Richard Hokin
                                  Title:  General Partner


                               By: /s/ RICHARD HOKIN
                                  ---------------------------------------
                                  Name:  Richard Hokin



                               Page 9 of 9 Pages

                                EXHIBIT NUMBER

         Exhibit
         Number                         Description
         ------                         -----------
         (a)(1)            Preliminary Proxy Statement filed with the
                           Securities and Exchange Commission on September 1,
                           2000.

         (a)(2) Form of Proxy Card, filed with the Securities and Exchange Commission with the Proxy Statement.

         (a)(3)            Press Release dated June 20, 2000.**

         (b)               None

         (c)(1)            Opinion of Prudential Securities, Inc. attached as
                           Annex B to the Proxy Statement.***

         (c)(2) Presentation materials, dated June 19, 2000, prepared by Prudential Securities, Inc.*

         (d)(1)            Agreement and Plan of Merger, dated as of June 20,
                           2000, between Petroglyph Energy, Inc. and III
                           Exploration Company, attached as Annex A to the Proxy Statement.***

         (d)(2) First Amendment to Agreement and Plan of Merger, dated as of August 25, 2000, between Petroglyph
                           Energy, Inc. and III Exploration Company, attached as Annex A to the Proxy Statement.***

         (f) Section 262 of the Delaware General Corporation Law, attached as Annex C to the Proxy Statement.***

         (g)               None.


*        To be filed by amendment.

** Incorporated by reference to the Current Report on Form 8-K of Petroglyph Energy, Inc., filed with the Securities and Exchange Commission on June 22, 2000.

*** Incorporated by reference to the Proxy Statement filed by Petroglyph Energy, Inc. on September 1, 2000.